Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2009

Lixin Zhou
Interim Chief Executive Officer
China Bio-Immunity Corporation
No. 36 ShengMing 2nd Road
DD Port, Dalian
People's Republic of China, 116620

Re: China Bio-Immunity Corporation
       Item 4.01 Form 8-K filed April 27, 2009
       File No. 000-51760

Dear Mr. Zhou:

     We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   Please revise the second paragraph of your filing to specify the "subsequent interim period" as the "interim period through April 21, 2009". Your current disclosure does not specify a period.

2.   State whether the board of directors approved the decision to change accountants.

3.   Please revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination. Please specify the "subsequent interim period" as the "interim period through April 21, 2009".

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

        As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please call me at (202) 551-3627.

                        Sincerely,

                        Sasha Singh Parikh
                        Staff Accountant